UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the new CEO of Transpetro

Rio de Janeiro, March 2, 2020 - Petróleo Brasileiro S.A. - Petrobras reports that the Board of Directors of its subsidiary Petrobras Transporte S.A. (Transpetro) elected Cristiane Elia de Marsillac for the position of CEO and Gustavo Santos Raposo for the position of Chief Financial Officer.

The company is grateful for the dedication of Antonio Rubens Silva Silvino through over more than forty years in Petrobras. Antonio Rubens was Transpetro CEO since 2015, when successfully carried out the important work of restructuring the company.

Cristiane Marsillac has a solid career as a Navigation and Ports executive in large companies in Brazil, where she has worked for over 25 years. She has been the CEO of Mercosul Line / CMA CGM Group (July 2016-January 2020), Executive Officer at Prumo Logística (2014-2015), Executive Officer at Bravante (2012-2014), partner and General Executive Officer of Dock Brasil Engenharia e Serviços Ltda. (2010-2012). At Vale, she held the position of General Manager of Strategic Projects in the Railway Department (2006-2009) and Executive Officer of Docenave and DCNDB (2003-2006).

Cristiane Marsillac holds a bachelor’s degree in Naval Engineering from the Federal University of Rio de Janeiro (UFRJ), a master's degree in Maritime Transport (UFRJ), an MBA in Economic Engineering and Industrial Management (UFRJ) and has participated in training executive programs promoted by institutions abroad as MIT Sloan- USA (2004) and IMD - Switzerland (2005‑2006).

Gustavo Raposo has a solid career in Risk Management and Finance areas, having held the positions of Executive Manager of Corporate Risks at Petrobras (2017-2019), Executive Officer of Finance, Accounting and Taxes at Icatu Seguros S.A. (2014-2017) and Head of Middle Office at BG Group in the United Kingdom (2013-2014). Between 2005 and 2013, he worked for Vale in Brazil and Switzerland, where he held several roles as General Manager, especially in Risk Management and Finance.

Gustavo Raposo holds a bachelor’s degree in Civil Engineering from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio), a master’s degree in Production Engineering and a PhD. in Electrical Engineering from PUC-Rio. He has attended Senior Leadership Programs at Chicago Booth, USA and at IMD, Switzerland.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer